                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  ____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)\1\

                                 Go2Net, Inc.
                                 ------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  383586 10 7
                                  -----------
                                (CUSIP Number)

                               William D. Savoy
                         Vulcan Ventures Incorporated
                      110 - 110th Avenue N.E., Suite 550
                          Bellevue, Washington 98004
                          --------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 17, 1999
                                 -------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------------
      \1\ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                       ------------------
CUSIP No. 383586 10 7                     13D                Page 2 of 5 Pages
----------------------                                       ------------------

-----------------------------------------------------------------------------------------------
1                       NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Vulcan Ventures Incorporated
-----------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                                                (b) [_]
-----------------------------------------------------------------------------------------------
3                       SEC USE ONLY

-----------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, BK
-----------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                        ITEM 2(d) or 2(e)                                           [_]

-----------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Washington
-----------------------------------------------------------------------------------------------
      NUMBER OF              7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 11,922,406
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
-----------------------------------------------------------------------------------------------
                             8   SHARED VOTING POWER

                                 0
-----------------------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                 11,922,406
-----------------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 0
-----------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,922,406
-----------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.7%
------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
-----------------------------------------------------------------------------------------------

----------------------                                       ------------------
CUSIP No. 383586 10 7                 13D                    Page 3 of 5 Pages
----------------------                                       ------------------

-----------------------------------------------------------------------------------------------
1                       NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Paul G. Allen
-----------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                                                (b) [_]
-----------------------------------------------------------------------------------------------
3                       SEC USE ONLY

-----------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        PF, BK
-----------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                        ITEM 2(d) or 2(e)                                           [_]

-----------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

-----------------------------------------------------------------------------------------------
      NUMBER OF              7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 0
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
-----------------------------------------------------------------------------------------------
                             8   SHARED VOTING POWER

                                 11,922,406

-----------------------------------------------------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                 0

-----------------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 11,922,406

-----------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,922,406

-----------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        33.7%
-----------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
-----------------------------------------------------------------------------------------------

----------------------                                       ------------------
CUSIP No. 383586 10 7                 13D                    Page 4 of 5 Pages
----------------------                                       ------------------

     This Statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan ("Mr. Allen"), constitutes Amendment No. 3 to the
Schedule 13D originally filed with the Securities and Exchange Commission on March 19, 1999, as part of a combined Schedule 14D-1 and Schedule 13D (together, the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $.01 ("Common Stock"), of Go2Net, Inc., a Delaware corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Prior to the execution of the Stock Purchase Agreement (as defined below), Vulcan and Mr. Allen beneficially owned 20,000 shares of Common Stock, which represented less than one percent (1%) of the outstanding shares of Common Stock. On March 15, 1999, Vulcan and the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Vulcan purchased 167,507 newly issued shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") for $1,000 per share (the "First Issuance Preferred Shares") and agreed to commence a tender offer to purchase up to 3,596,688 shares of Common Stock for $90.00 per share from the Company's stockholders (the "Offer"). Vulcan also agreed to purchase 132,493 additional shares of Series A Preferred Stock (the "Second Issuance Preferred Shares" and together with the First Issuance Preferred Shares, the "New Issue Preferred Shares") for $1,000 per share. On March 15, 1999, Vulcan also entered into a Stock Purchase and Voting Agreement with each of the Company's six directors (the "Management Stockholders"), three of whom are also executive officers of the Company (collectively, the "Management Stock Agreements"), pursuant to which Vulcan agreed to purchase an aggregate of 1,403,312 shares of Common Stock from the Management Stockholders for $90.00 per share, subject to certain terms and conditions. The Offer expired at 12:00 midnight, New York City time, on April 15, 1999, without any shares of Common Stock being validly tendered and not withdrawn at the time of expiration.

     On June 17, 1999, Vulcan consummated its purchase of the Second Issuance Preferred Shares from the Company pursuant to the Stock Purchase Agreement and its purchase of 1,403,312 shares of Common Stock from the Management Stockholders pursuant to the Management Stock Agreements. Upon consummation of these transactions, Vulcan and Mr. Allen beneficially owned 5,961,203 shares of Common Stock (including 4,537,891 shares of Common Stock issuable upon conversion of the New Issue Preferred Shares), representing approximately 33.7% of the total number of shares of the Company's Common Stock then outstanding (assuming conversion into Common Stock of the New Issue Preferred Shares). The Stock Purchase Agreement and the Management Stock Agreements are more fully described in Section 14 of the Offer to Purchase, which was filed as Exhibit
(a)(1) to the Schedule 13D.

     On June 24, 1999, the Company paid a one-for-one stock dividend to holders of the Common Stock. Upon payment of such dividend, Vulcan and Mr. Allen beneficially owned 11,922,406 shares of Common Stock (including 9,075,782 shares issuable upon conversion of the New Issue Preferred Shares).

----------------------                                       ------------------
CUSIP No. 383586 10 7                 13D                    Page 5 of 5 Pages
----------------------                                       ------------------
                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.

Date:  August 11, 1999
                              VULCAN VENTURES INCORPORATED


                              By:  /s/ William D. Savoy
                                 -----------------------------
                                 William D. Savoy, Vice President


                                /s/ Paul G. Allen
                              --------------------------------
                              Paul G. Allen